Exhibit 99.1

CNFinance Announces Fourth Quarter and

Fiscal Year 2023 Unaudited Financial Results

GUANGZHOU, China, March 28, 2024 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Operational and Financial Highlights

●	Total outstanding loan principal[1] was RMB16.0 billion (US$2.2 billion) as of December 31, 2023, representing an increase of 17.6% from RMB13.6 billion as of December 31, 2022.

●	Net interest and fees income were RMB257.9 million (US$36.4 million) in the fourth quarter of 2023, representing an increase of 1.8% from RMB253.3 million in the same period of 2022.

●	Net income was RMB18.6 million (US$2.6 million) in the fourth quarter of 2023, representing a decrease of 33.6% from RMB28.0 million in the same period of 2022.

●	Basic and diluted earnings per ADS were RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively, in the fourth quarter of 2023, compared to RMB0.41 and RMB0.37, respectively, in the same period of 2022.

Fiscal Year 2023 Operational and Financial Highlights

●	Total loan origination volume[2] was RMB17.3 billion (US$2.4 billion) during the fiscal year of 2023, representing an increase of 17.7% from RMB14.7 billion in 2022.

●	Total number of active borrowers[3] was 26,005 as of December 31, 2023, representing an increase of 1.6% from 25,600 as of December 31, 2022.

●	Total interest and fees income were RMB1,754.6 million (US$247.1 million) for the fiscal year of 2023, representing an increase of 1.3% from RMB1,731.4 million in 2022.

●	Net income was RMB164.5 million (US$23.2 million) for the fiscal year of 2023, representing an increase of 21.5% from RMB135.4 million in 2022.

●	Basic and diluted earnings per ADS were RMB2.40 (US$0.34) and RMB2.28 (US$0.32), respectively, in the fiscal year of 2023, as compared to RMB1.97 and RMB1.77, respectively, in 2022.

“The year 2023 is another important year in the history of CNFinance. As China’s real estate market continued to fluctuate, we were still able to deliver a solid result at the year end. We concluded the year facilitating loans of RMB17.3 billion, representing a year-on-year growth of 17.7%. Our net income for 2023 also increased by 21.5% year-on-year to RMB164.5 million. In 2023, we focused on achieving “high-quality development”. We continuously refined policy of repurchase instalment granted to sales partners, which has helped ease their liquidity pressure and grow their business. In order to improve overall asset quality, we focused on growing business in China’s core areas of core cities. In 2023, over 90% of our loans were facilitated in Tier 1 and Tier 2 cities. Besides, we also managed to dispose historically non-performing loans. With those efforts, the delinquency ratio as of the end of 2023 has decreased as compared to that as of the end of 2022. In the year of 2024, to maintain our momentum of growth given the current market condition, we will make innovation a more important part of our business. Designing and promoting more products to cover more customers will remain an important part of our major tasks. We will also keep investing in technology to continuously refine the overall loan decisioning process, therefore cut expenses and increase our margin.” Commented Mr. Zhai Bin, Chairman and CEO of CNFinance.

[1]	Refers to the total amount of loans outstanding for loans CNFinance originated under the trust lending model and commercial bank partnership model at the end of the relevant period.
[2]	Refers to the total amount of loans CNFinance originated under the trust lending model and commercial bank partnership model during the relevant period.
[3]	Refers to borrowers with outstanding loan principal of home equity loans originated under the trust lending model and loans recommended to commercial banks under the commercial bank partnership model as at the end of a specific period.

Fourth Quarter 2023 Financial Results

Total interest and fees income for the fourth quarter of 2023 was RMB445.1 million (US$62.8 million) as compared to RMB454.5 million for the same period of 2022.

Interest and financing service fees on loans was RMB405.1million (US$57.1 million) for the fourth quarter of 2023, as compared to RMB417.7 million for the same period of 2022, primarily attributable to the decrease of weighted average interest rate of loans outstanding for the fourth quarter of 2023 as compared to the same period of 2022.

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, increased by 10.5% to RMB35.9 million (US$5.1 million) for the fourth quarter of 2023 from RMB32.5 million in the same period of 2022, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest on deposits with banks decreased by 4.7% to RMB4.1 million (US$0.6 million) for the fourth quarter of 2023 as compared to RMB4.3 million for the same period of 2022.

Total interest and fees expenses decreased by 7.0% to RMB187.2 million (US$26.4 million) for the fourth quarter of 2023 as compared to RMB201.2 million for the same period of 2022, primarily due to the lower funding cost of trust company partners.

Net interest and fees income increased by 1.8% to RMB257.9 million (US$36.4 million) for the fourth quarter of 2023 as compared to RMB253.3 million for the same period of 2022.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, was RMB10.3 million (US$1.5 million) for the fourth quarter of 2023 as compared to RMB56.3 million in the same period of 2022, the decrease was primarily due to the decrease of loans recommended to commercial banks in the fourth quarter of 2023 as compared to the same period of 2022.

Collaboration cost for sales partners representing sales incentives paid to sales partners increased to RMB91.0 million (US$12.8 million) for the fourth quarter of 2023 from RMB79.7 million in the same period of 2022, primarily attributable to an increase of daily average outstanding loan principal under the trust lending model during the fourth quarter of 2023 as compared to the same period of 2022, as well as the involvement of sales partners in the commercial bank partnership model since the beginning of 2023.

Net interest and fees income after collaboration cost was RMB177.2 million (US$25.1 million) for the fourth quarter of 2023, compared to RMB229.9 million in the same period of 2022.

Provision for credit losses, representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB42.1 million (US$5.9 million) for the fourth quarter of 2023 as compared to RMB142.7 million in the same period of 2022, primarily attributable to the lower delinquency ratio. Besides, in the fourth quarter of 2023, some sales partners who forfeited their Credit Risk Mitigation Positions (CRMPs) due to the inability to fulfil their obligations to repurchase delinquent loans during the first half of 2023 were able to recommence their payments, in addition, we started to involve sales partners under the commercial bank partnership since the beginning of 2023, which has jointly led to an increase of guarantee assets and also provided more protection to the loans.

Realized gains/(losses) on sales of investments, net representing realized losses from the sales of investment securities was RMB0.2 million as compared to gains of RMB3.6 million for the same period of 2022.

Net losses on sales of loans was RMB11.6 million (US$1.6 million) for the fourth quarter of 2023 as compared to RMB1.3 million in the same period of 2022.

Other gains/(losses), net was losses of RMB11.0 million (US$1.5 million) for the fourth quarter of 2023 as compared to gains of RMB24.6 million in the same period of 2022.During the fourth quarter of 2023, the balance of CRMPs forfeited by the sales partners has decreased as we refined our installment policies to ease the liquidity pressure of sales partners. When CRMPs deposited by sales partners are confiscated by the Company, the Company will recognize the amount forfeited in other gain. In the fourth quarter of 2023, some sales partners who forfeited their CRMPs were able to continue to fulfil their guarantee responsibility, and associated CRMPs will not be deemed as confiscated.

Total operating expenses increased by 14.8% to RMB96.7 million (US$13.6million) for the fourth quarter of 2023, compared with RMB84.2 million for the same period of 2022.

Employee compensation and benefits was RMB52.0 million (US$7.3 million) for the fourth quarter of 2023 as compared to RMB55.6 million in the same period of 2022.

Share-based compensation expenses for the fourth quarter of 2023 was RMB7.5 million (US$1.1 million) as compared to RMB1.4 million in the same period of 2022. In the fourth quarter of 2023, the Board authorized the Company to postpone the expiration date of the share option plan adopted on December 31, 2018 (2018 Option) from December 31, 2023 to December 31, 2024, and the related incremental compensation cost of RMB7.5 million was recognized on the original expiration date.

Taxes and surcharges decreased by 42.3% to RMB6.4 million (US$0.9 million) for the fourth quarter of 2023 from RMB11.1 million for the same period of 2022, primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. The Company lowered the “Service fees charged to trust plans” in the fourth quarter of 2023 compared to the same period of 2022.

Operating lease cost increased to RMB3.9 million (US$0.5 million) for the fourth quarter of 2023 as compared to RMB3.2 million for the same period of 2022.

Other expenses increased by 108.5% to RMB26.9 million (US$3.8 million) for the fourth quarter of 2023 from RMB12.9 million in the same period of 2022, primarily due to increase in service fee for third-party post-loan management.

Income tax expense/(benefit) was a tax benefit of RMB3.0 million (US$0.4 million) for the fourth quarter of 2023, compared to a tax expense of RMB1.9 million in the same period of 2022.

Net income decreased by 33.6% to RMB18.6 million (US$2.6 million) for the fourth quarter of 2023 from RMB28.0 million in the same period of 2022.

Basic earnings per ADS and diluted earnings per ADS were RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively, in the fourth quarter of 2023, compared to RMB0.41 and RMB0.37, respectively, in the same period of 2022. One ADS represents 20 ordinary shares.

Fiscal Year 2023 Financial Results

Total interest and fees income for fiscal year 2023 increased by 1.3% to RMB1,754.6 million (US$247.1 million) as compared to RMB1,731.4 million for the same period of 2022.

Interest and financing service fees on loans increased by 0.3% to RMB1,600.5 million (US$225.4 million) for the fiscal year of 2023 as compared to RMB1,596.3 million for the same period of 2022, primarily attributable to combine effect of increase in the balance of average daily outstanding loan principal and decrease of weighted average interest rate of loans outstanding in 2023.

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, increased by 10.2% to RMB134.5 million (US$18.9 million) for the fiscal year of 2023 from RMB122.0 million in the same period of 2022, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest on deposits with banks increased by 49.6% to RMB19.6 million (US$2.8 million) for the fiscal year of 2023 as compared to RMB13.1 million for the same period of 2022, primarily due to the higher daily average amount of time deposits during the year.

Total interest and fees expenses decreased by 7.9% to RMB723.1 million (US$101.8 million) for the fiscal year of 2023 as compared to RMB784.8 million for the same period of 2022, primarily due to the lower funding cost of trust company partners.

Net interest and fees income increased by 9.0% to RMB1,031.5 million (US$145.3 million) for the fiscal year of 2023 as compared to RMB946.6 million for the same period of 2022.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, increased by 52.6% to RMB87.9 million (US$12.4 million) for the fiscal year of 2023 from RMB57.6 million in the same period of 2022. The increase was primarily due to the increase of loans recommended to commercial banks in 2023 as compared to the same period of 2022.

Collaboration cost for sales partners representing sales incentives paid to sales partners increased by 7.1% to RMB343.5 million (US$48.4 million) for the fiscal year of 2023 as compared to RMB320.8 million for the same period of 2022, primarily attributable to an increase of daily average outstanding loan principal under the trust lending model in 2023 as compared to 2022, and also the involvement of sales partners in the commercial bank partnership model since the beginning of 2023.

Net interest and fees income after collaboration cost was RMB775.9 million (US$109.3 million) for the fiscal year of 2023 representing an increase of 13.5% as compared to RMB683.4 million for the same period of 2022.

Provision for credit losses, representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model was RMB183.2 million (US$25.8 million) for the fiscal year of 2023 as compared to RMB238.1 million in the same period of 2022, primarily attributable to the lower delinquency ratio. Besides, in the fiscal year of 2023, some sales partners who forfeited their Credit Risk Mitigation Positions (CRMPs) due to the inability to fulfil their obligations to repurchase delinquent loans during the first half of 2023 were able to recommence their payments, in addition, we started to involve sales partners under the commercial bank partnership since the beginning of 2023, which has jointly led to an increase of guarantee assets and also provided more protection to the loans.

Realized gains on sales of investments, net representing realized gains from the sales of investment securities was RMB6.5 million (US$0.9 million) for the fiscal year of 2023, as compared to gains of RMB20.6 million for the same period of 2022.

Net losses on sales of loans was RMB17.1 million (US$2.4 million) for the fiscal year of 2023 as compared to RMB44.6 million in the same period of 2022.

Other gains, net was RMB4.8 million (US$0.8 million) for the fiscal year of 2023, compared with RMB89.9 million in the same period of 2022. Starting in the second half of 2023, the balance of CRMPs forfeited by the sales partners has decreased as we refined our installment policies to ease the liquidity pressure of sales partners. When CRMPs deposited by sales partners are confiscated by the Company, the Company will recognize the amount forfeited in other gain. In the fourth quarter of 2023, some sales partners who forfeited their CRMPs were able to continue to fulfil their guarantee responsibility, and associated CRMPs will not be deemed as confiscated.

Total operating expenses increased by 12.6% to RMB381.4 million (US$53.7 million) for the fiscal year of 2023 as compared to RMB338.6 million for the same period of 2022.

Employee compensation and benefits increased by 3.9% to RMB204.6 million (US$28.8 million) for the fiscal year of 2023 as compared to RMB197.0 million for the same period of 2022, primarily due to an increase in the performance-based bonuses as a result of an increase in loan origination volume in 2023.

Share-based compensation expenses increased by 29.3% to RMB7.5 million (US$1.1 million) for the fiscal year of 2023 as compared to RMB5.8 million for the same period of 2022. In the fourth quarter of 2023, the Board authorized the Company to postpone the expiration date of the share option plan adopted on December 31, 2018 (2018 Option) from December 31, 2023 to December 31, 2024, and the related incremental compensation cost of RMB7.5 million was recognized at the original expiration date.

Taxes and surcharges decreased by 12.8% to RMB31.3 million (US$4.4 million) for the fiscal year of 2023 as compared to RMB35.9 million for the same period of 2022. primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. The Company lowered the “Service fees charged to trust plans” in 2023.

Operating lease cost increased by 17.1% to RMB16.4 million (US$2.3 million) for the fiscal year of 2023 as compared to RMB14.0 million for the same period of 2022.

Other expenses increased by 41.6% to RMB121.6 million (US$17.1 million) for the fiscal year of 2023 as compared to RMB85.9 million for the same period of 2022, primarily due to (a) the increase in fees paid to local channels. Local channels are rewarded for referring sales partners to the Company, and will also receive commission of a certain percentage of loans recommended to the Company by the sales partners they have referred; and (b) increase in service fee for third-party post-loan management.

Income tax expenses increased by 10.2% to RMB41.0 million (US$5.8 million) for the fiscal year of 2023 as compared to RMB37.2 million for the same period of 2022 primarily due to an increase in the amount of taxable income.

Effective tax rate decreased to 19.95% for the fiscal year of 2023 from 21.57% in the same period of 2022 since one of the subsidiaries of the Company enjoys tax incentives for the fiscal year of 2023.

Net income increased by 21.5% to RMB164.5 million (US$23.2 million) for the fiscal year of 2023 as compared to RMB135.4 million for the same period of 2022.

Basic and diluted earnings per ADS were RMB2.40 (US$0.34) and RMB2.28 (US$0.32), respectively, for the fiscal year of 2023, compared to RMB1.97 and RMB1.77, respectively, in the same period of 2022. One ADS represents 20 ordinary shares.

As of December 31, 2023, the Company held cash and cash equivalents of RMB2.0 billion (US$281.9 million), compared with RMB1.8 billion as of December 31, 2022, including RMB1.5 billion (US$ 206.8 million) and RMB1.2 billion from structured funds as of December 31, 2023 and December 31, 2022, respectively, which could only be used to grant new loans and activities.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company decreased from 19.2% as of December 31, 2022 to 15.6% as of December 31, 2023. The delinquency ratio for first lien loans (excluding Loans held-for-sale) decreased from 21.8% as of December 31, 2022 to 17.5% as of December 31, 2023, and the delinquency ratio for second lien loans (excluding Loans held-for-sale) decreased from 17.6% as of December 31, 2022 to 14.4% as of December 31, 2023.

The NPL ratio (excluding loans held for sale) for loans originated by the Company increased from 1.1% as of December 31, 2022 to 1.2% as of December 31, 2023. The NPL ratio for first lien loans (excluding Loans held-for-sale) increased from 1.1% as of December 31, 2022 to 1.3% as of December 31, 2023, and the NPL ratio for second lien loans (excluding Loans held-for-sale) decreased from 1.2% as of December 31, 2022 to 0.9% as of December 31, 2023.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. As of December 31, 2023, the Company had repurchased an aggregate of approximately US$17.0 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, March 28, 2024 (8:00 PM Beijing/ Hong Kong Time on Thursday, March 28, 2024).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET April 4, 2024.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	8490811

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2023, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,772,184	2,001,602	281,920
Loans principal, interest and financing service fee receivables	9,456,802	9,815,754	1,382,520
Allowance for credit losses	763,996	781,795	110,113
Net loans principal, interest and financing service fee receivables	8,692,806	9,033,959	1,272,407
Loans held-for-sale	1,844,438	2,471,414	348,091
Investment securities	518,645	413,908	58,298
Property and equipment	2,284	8,159	1,149
Intangible assets and goodwill	3,488	3,015	425
Deferred tax assets	76,905	92,225	12,990
Deposits	145,093	163,114	22,974
Right-of-use assets	29,777	27,828	3,919
Guaranteed assets	726,411	875,031	123,246
Other assets	669,889	1,256,946	177,037

Total assets	14,481,920	16,347,201	2,302,456

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	112,642	686,581	96,703
Other borrowings	7,727,559	8,221,365	1,157,955
Accrued employee benefits	31,645	25,663	3,615
Income taxes payable	186,901	181,032	25,498
Deferred tax liabilities	73,752	72,579	10,223
Lease liabilities	28,583	26,073	3,672
Credit risk mitigation position	1,354,653	1,589,184	223,832
Other liabilities	1,028,471	1,535,797	216,312

Total liabilities	10,544,206	12,338,274	1,737,810

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2022 and 2023)	917	917	129
Treasury stock	(87,631)	(118,323)	(16,665)
Additional paid-in capital	1,024,204	1,031,721	145,315
Retained earnings	2,958,716	3,103,957	437,183
Accumulated other comprehensive losses	(10,212)	(9,345)	(1,316)
Non-controlling interests	51,720	-	-
Total shareholders’ equity	3,937,714	4,008,927	564,646
Total liabilities and shareholders’ equity	14,481,920	16,347,201	2,302,456

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Fiscal year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	1,596,270	1,600,471	225,422
Interest income charged to sales partners	122,019	134,542	18,950
Interest on deposits with banks	13,064	19,582	2,758

Total interest and fees income	1,731,353	1,754,595	247,130

Interest expenses on interest-bearing borrowings	(784,777)	(723,081)	(101,844)

Total interest and fees expenses	(784,777)	(723,081)	(101,844)

Net interest and fees income	946,576	1,031,514	145,286

Net revenue under the commercial bank partnership model	57,551	87,936	12,386

Collaboration cost for sales partners	(320,827)	(343,508)	(48,382)
Net interest and fees income after collaboration cost	683,300	775,942	109,290

Provision for credit losses	(238,085)	(183,191)	(25,802)

Net interest and fees income after collaboration cost and provision for credit losses	445,215	592,751	83,488

Realized gains on sales of investments, net	20,567	6,548	922
Net losses on sales of loans	(44,555)	(17,191)	(2,421)
Other gains, net	89,914	4,849	683

Total non-interest income	65,926	(5,794)	(816)

Operating expenses
Employee compensation and benefits	(197,036)	(204,573)	(28,814)
Share-based compensation expenses	(5,774)	(7,517)	(1,059)
Taxes and surcharges	(35,891)	(31,344)	(4,415)
Operating lease cost	(13,967)	(16,367)	(2,305)
Other expenses	(85,889)	(121,521)	(17,116)

Total operating expenses	(338,557)	(381,322)	(53,709)
Income before income tax expense	172,584	205,635	28,963
Income tax expense	(37,233)	(41,017)	(5,777)

Net income	135,351	164,618	23,186

Earnings per share
Basic	0.10	0.12	0.02
Diluted	0.09	0.11	0.02
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	1.97	2.40	0.34
Diluted	1.77	2.28	0.32

Other comprehensive Income
Foreign currency translation adjustment	15,182	867	122
Comprehensive income	150,533	165,485	23,308
Less: net income attributable to non-controlling interests	970	19,377	2,729
Total comprehensive income attributable to ordinary shareholders	149,563	146,108	20,579

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	417,712	405,177	57,068
Interest income charged to sales partners	32,518	35,865	5,051
Interest on deposits with banks	4,308	4,119	581

Total interest and fees income	454,538	445,161	62,700

Interest expenses on interest-bearing borrowings	(201,187)	(187,181)	(26,364)

Total interest and fees expenses	(201,187)	(187,181)	(26,364)

Net interest and fees income	253,351	257,980	36,336

Net revenue under the commercial bank partnership model	56,283	10,254	1,444

Collaboration cost for sales partners	(79,664)	(91,030)	(12,821)
Net interest and fees income after collaboration cost	229,970	177,204	24,959

Provision for credit losses	(142,662)	(42,055)	(5,923)

Net interest and fees income after collaboration cost and provision for credit losses	87,308	135,149	19,036

Realized gains/(losses) on sales of investments, net	3,633	(176)	(25)
Net losses on sales of loans	(1,344)	(11,570)	(1,630)
Other gains/(losses), net	24,593	(11,142)	(1,569)

Total non-interest income	26,882	(22,888)	(3,224)

Operating expenses
Employee compensation and benefits	(55,614)	(52,047)	(7,331)
Share-based compensation expenses	(1,444)	(7,517)	(1,059)
Taxes and surcharges	(11,068)	(6,409)	(903)
Operating lease cost	(3,202)	(3,932)	(554)
Other expenses	(12,860)	(26,864)	(3,783)

Total operating expenses	(84,188)	(96,769)	(13,630)

Income before income tax expense	30,002	15,492	2,182
Income tax expense/(benefit)	(1,866)	3,005	423

Net income	28,136	18,497	2,605

Earnings per share
Basic	0.02	0.01	0.00
Diluted	0.02	0.01	0.00
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.41	0.27	0.04
Diluted	0.37	0.26	0.04

Other comprehensive income
Foreign currency translation adjustment	(3,566)	(8,533)	(1,202)
Comprehensive income	24,570	9,964	1,403
Less: net income attributable to non-controlling interests	970	1,486	209
Total comprehensive income attributable to ordinary shareholders	23,600	8,478	1,194